

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
Mr. Bradley M. Colby
Chief Executive Officer
American Eagle Energy Corporation
2549 W. Main Street, Suite 202
Littleton, Colorado 80120

> **Re:** **American Eagle Energy Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 16, 2012**
> **Response Letter Dated July 2, 2012**
> **File No. 000-50906**

Dear Mr. Colby:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.   In your response to prior comment 1 you indicate that certain information that is required to be disclosed by Subpart 1200 of Regulation S-K is presented in the notes to your financial statements or within the third party engineering firm's report. As an alternative to providing the information required by Subpart 1200 of Regulation S-K in the Properties section of your Form 10-K you may include cross-references to other sections of the document. However, such references should identify the specific location of the required disclosures. Please revise your document to adhere to this guidance.

Properties, page 14

2.   We note you intend to present your reserve quantities by geographic location to comply with Item 1202(a) of Regulation S-K and FASB ASC 932-235-50-6. Please disclose your proved developed and proved undeveloped reserves by geographic location as of December 31, 2010 and December 31, 2011.

3.   We note the reserve report includes information about the qualifications of the petroleum engineer of MHA Petroleum Consultants who is responsible for preparing the reserve estimates. To fully comply with Item 1202(a)(7) of Regulation S-K, please describe the internal controls you have in place to assist in the preparation of your reserve estimates and describe the qualifications of the technical person at your company who is responsible for reviewing the reserve estimates prepared by the third party engineering firm which you disclose.

4.   To comply with Item 1203(b) of Regulation S-K please present a schedule that rolls forward your proved undeveloped oil and gas reserves as of December 31, 2010 to December 31, 2011, quantifying material changes in the proved undeveloped reserves that occurred during the year, such as conversions to proved developed reserves. In addition, disclose the amount of any capital expenditures made during the year to convert proved undeveloped reserves to developed to comply with Item 1203(c) of Regulation S-K.

5.   We note that in response to prior comment 1 you state that you did not have proved undeveloped reserves in individual fields or countries that remained undeveloped for five years or more. Please confirm if true that all fields containing proved undeveloped reserves are expected to be developed within five years, as this is a requirement for the reserves to remain classified as proved, based on the definition in Rule 4-10(a)(31) of Regulation S-X.

6.   We understand from your response to prior comment 1 that you believe the information required to be disclosed by Item 1208 of Regulation S-K has been presented within MD&A and the notes of your financial statements. However, we do not see that you have provided this information and you have not identified any specific pages where you believe it resides. Accordingly, you will need to revise your filing to present in a tabular format the total gross and net developed and undeveloped acreage by geographic area of your oil and gas properties.

Financial Statements

Note 3 – Acquisition of American Eagle Energy Inc., page F-16

7.   We are considering your response to prior comment 2 regarding your accounting for the merger with America Eagle Energy Inc.

<u>Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-34</u>

8.   We note that you have proposed various revisions to your disclosures in response to prior comment 4. However, these should also include costs incurred for property acquisition, exploration and development activities by geographic location to comply with FASB ASC 932-235-50-19. In addition, you should present your results of operations for oil and gas producing activities in the level of detail prescribed by FASB ASC 932-235-50-23.

9.   Please revise the disclosure on page 6 of your draft revisions to include the representation about prices utilized in estimating reserves that you provided in response to prior comment 6 if that representation is accurate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief